FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1   FRN Variable Rate Fix announcement dated 05 October, 2004
    2   FRN Variable Rate Fix announcement dated 05 October, 2004
    3   FRN Variable Rate Fix announcement dated 05 October, 2004
    4   FRN Variable Rate Fix announcement dated 05 October, 2004
    5   FRN Variable Rate Fix announcement dated 05 October, 2004
    6   FRN Variable Rate Fix announcement dated 06 October, 2004
    7   FRN Variable Rate Fix announcement dated 07 October, 2004
    8   FRN Variable Rate Fix announcement dated 08 October, 2004
    9   FRN Variable Rate Fix announcement dated 08 October, 2004

Document No.1

RE: NORTHERN ROCK BUILDING SOCIETY
    GBP 2,386,000.00
    MATURING: 11-Jly-2008
    ISSUE DATE: 04-Jly-2003
    ISIN: XS0172110214

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-Oct-2004 TO 04-Jan-2005 HAS BEEN FIXED AT 5.045630 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 04-Jan-2005 WILL AMOUNT TO
GBP 12.72 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 858/3855 OR FAX: 44 020 7508 3881.

Document No.2

RE: NORTHERN ROCK PLC
    GBP 2,900,000.00
    MATURING: 25-Sep-2009
    ISSUE DATE: 25-Sep-2003
    ISIN: XS0177209532

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-Oct-2004 TO 04-Jan-2005 HAS BEEN FIXED AT 4.955630 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 04-Jan-2005 WILL AMOUNT TO
GBP 12.49 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 858/3855 OR FAX: 44 020 7508 3881.

Document No.3


RE: NORTHERN ROCK PLC
    GBP 1,354,000.00
    MATURING: 02-Jly-2009
    ISSUE DATE: 02-Jan-2004
    ISIN: XS0183044063

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
04-Oct-2004 TO 04-Jan-2004 HAS BEEN FIXED AT 5.045630 PCT.

DAY BASIS 92/365

INTEREST PAYABLE VALUE 04-Jan-2005 WILL AMOUNT TO
GBP 12.72 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 858/3855 OR FAX: 44 020 7508 3881.

Document No.4

RE: NORTHERN ROCK PLC
    USD 12,159,000.00
    MATURING: 12-Apr-2005
    ISSUE DATE: 06-Apr-2001
    ISIN: XS0127633872

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-Oct-2004 TO 06-Jan-2005 HAS BEEN FIXED AT 2.051250 PCT.

DAY BASIS 92/360

INTEREST PAYABLE VALUE 06-Jan-2005 WILL AMOUNT TO:
USD 5.24 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 858/3855 OR FAX: 44 20 7508 3881.

Document No.5

RE: NORTHERN ROCK PLC
    GBP 400,000,000.00
    MATURING: 16-Jan-2007
    ISSUE DATE: 16-Jan-2004
    ISIN: XS0183743151

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Jly-2004 TO 18-Oct-2004 HAS BEEN FIXED AT 4.905000 PCT.

INTEREST PAYABLE VALUE 18-Oct-2004 WILL AMOUNT TO:
GBP 12.60 PER GBP 1,000.00 DENOMINATION.
GBP 125.98 PER GBP 10,000.00 DENOMINATION.
GBP 1,259.75 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 858/3855 OR FAX: 44 20 7508 3881.

Document No.6


RE: NORTHERN ROCK PLC
    USD 5,017,000.00
    MATURING: 07-Jly-2008
    ISSUE DATE: 02-Jly-2003
    ISIN: XS0171637449

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Oct-2004 TO 07-Jan-2005 HAS BEEN FIXED AT 2.100000 PCT.

DAY BASIS 92/360

INTEREST PAYABLE VALUE 07-Jan-2005 WILL AMOUNT TO
USD 5.37 PER USD 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 858/3855 OR FAX: 44 020 7508 3881.

Document No.7

RE: NORTHERN ROCK PLC
    GBP 1,853,000.00
    MATURING: 07-Jan-2010
    ISSUE DATE: 02-Jan-2004
    ISIN: XS0183043768

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
07-Oct-2004 TO 07-Jan-2005 HAS BEEN FIXED AT 5.040000 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 07-Jan-2005 WILL AMOUNT TO:
GBP 12.70 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.8

RE: NORTHERN ROCK PLC
    EUR 20,000,000.00
    MATURING: 10-Jan-2005
    ISSUE DATE: 02-Jly-2002
    ISIN: XS0150269289

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Oct-2004 TO 10-Jan-2005 HAS BEEN FIXED AT 4.840000 PCT.

DAY BASIS 91/360

INTEREST PAYABLE VALUE 10-Jan-2005 WILL AMOUNT TO:
EUR 1,223.44 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document No.9

RE: NORTHERN ROCK PLC
    EUR 50,000,000.00
    MATURING: 17-Feb-2006
    ISSUE DATE: 17-Aug-2004
    ISIN: XS0198641382

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Aug-2004 TO 17-Nov-2004 HAS BEEN FIXED AT 2.124500 PCT.

DAY BASIS 92/360

INTEREST PAYABLE VALUE 17-Nov-2004 WILL AMOUNT TO:
EUR 271.46 PER EUR 50,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.




                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                Northern Rock plc
                                (Registrant)



Date:  11 October, 2004         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary